                                            FILED PUSRSUANT TO RULE 424(B)(2)
                                            REGISTRATION NO. 333-15875


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 21, 1997)

LOGO                           2,000,000 SHARES
                        BAY APARTMENT COMMUNITIES, INC.
              8.50% SERIES C CUMULATIVE REDEEMABLE PREFERRED STOCK
                   (LIQUIDATION PREFERENCE $25.00 PER SHARE)

                            ------------------------

     Dividends on the 8.50% Series C Cumulative Redeemable Preferred Stock, par value $.01 per share (the "Series C Preferred Stock"), of Bay Apartment Communities, Inc. (the "Company") are cumulative from the date of original issuance and are payable quarterly, commencing September 15, 1997, at the rate of 8.50% per annum of the $25.00 liquidation preference (equivalent to a fixed annual rate of $2.125 per share). See "Description of Preferred Stock--Series C Preferred Stock--Dividends."

     Except in certain circumstances relating to the Company's qualification as a real estate investment trust (a "REIT"), the Series C Preferred Stock is not redeemable prior to June 20, 2002. On and after June 20, 2002, the Series C Preferred Stock may be redeemed for cash at the option of the Company, in whole or in part, at a redemption price of $25.00 per share, plus accrued and unpaid dividends, if any, thereon to the redemption date. The redemption price (other than the portion thereof consisting of accrued and unpaid dividends) shall be payable solely out of the sale proceeds of other capital stock of the Company, which may include other series of the Company's preferred stock, par value $.01 per share ("Preferred Stock"), and from no other source. The Series C Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities of the Company. See "Description of Preferred Stock--Series C Preferred Stock--Redemption." In order to ensure that the Company remains a qualified REIT for federal income tax purposes, shares of Series C Preferred Stock may be exchanged for shares of Excess Stock (as defined in the accompanying Prospectus) if a holder owns more than 9.0% of the Series C Preferred Stock, and the Company will have the right to purchase Excess Stock from the holder. See "Restrictions on Transfers of Capital Stock" in the accompanying Prospectus.

     Application has been made to list the Series C Preferred Stock on the New York Stock Exchange (the "NYSE") and the Pacific Exchange (the "PCX"). If approved, trading of the Series C Preferred Stock on the NYSE and the PCX is expected to commence within a 30-day period after the initial delivery of the Series C Preferred Stock. See "Underwriting."
                            ------------------------

   SEE "RISK FACTORS" COMMENCING ON PAGE S-5 FOR A DISCUSSION OF CERTAIN RISK
       FACTORS RELEVANT TO AN INVESTMENT IN THE SERIES C PREFERRED STOCK.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
================================================================================

                                                                        Underwriting
                                                        Price to         Discounts        Proceeds to
                                                       Public(1)     and Commissions(2)     Company(3)
---------------------------------------------------------------------------------------------------------
Per Share.......................................         $25.00            $.7875           $24.2125
---------------------------------------------------------------------------------------------------------
Total...........................................      $50,000,000        $1,575,000       $48,425,000
---------------------------------------------------------------------------------------------------------
Total Assuming Full Exercise of Over-Allotment
  Option(4).....................................      $57,500,000        $1,811,250       $55,688,750

================================================================================

(1) Plus accrued dividends, if any, from the date of original issuance.

(2) The Company has agreed to indemnify the underwriters (the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by the Company estimated at $100,000.

(4) Assuming exercise in full of the 30-day option granted by the Company to the Underwriters to purchase up to 300,000 additional shares of Series C Preferred Stock, on the same terms, solely to cover over-allotments. See "Underwriting."
                            ------------------------

     The shares of Series C Preferred Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the shares of Series C Preferred Stock will be made in New York, New York on or about June 20, 1997.
                            ------------------------

PAINEWEBBER INCORPORATED                              MORGAN STANLEY DEAN WITTER
                            ------------------------

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JUNE 17, 1997.

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                          PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information included elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein and therein by reference. Unless the context otherwise requires, all references in this Prospectus Supplement to the "Company" refer to Bay Apartment Communities, Inc. and its subsidiaries on a consolidated basis. This Prospectus Supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in the section entitled "Risk Factors" starting on page S-5 of this Prospectus Supplement. The Company cautions the reader, however, that the factors discussed in that section may not be exhaustive.

                                  THE COMPANY

     The Company is a fully integrated apartment company with in-house acquisition, development, construction, reconstruction, marketing, leasing and management expertise, and is one of the most experienced developers and operators of upscale apartment communities in Northern California and, in particular, the San Francisco Bay Area (i.e., Alameda, Contra Costa, Marin, Napa, San Francisco, San Mateo, Santa Clara, Solano and Sonoma Counties). The Company has been in business since 1978 and its senior executives have overseen the development, acquisition or management of over 30,000 apartment homes. In addition, the Company has a well-trained staff of over 365 real estate professionals and associates.

     The Company owns, or holds substantially all of the ownership interests in, and manages 41 apartment communities (the "Communities") containing 10,544 apartment homes. A substantial majority of the Communities, 33 out of 41, are located in Northern California (principally in the San Francisco Bay Area), with a concentration in the counties of San Francisco, San Mateo, Alameda and Santa Clara (the "Primary Markets"). As of March 31, 1997, the 36 Communities owned at that time, excluding four Communities undergoing substantial reconstruction, had an average monthly rental rate of $1,014 per apartment home and an average physical occupancy rate of 97.7%. The average age of the Communities is 14 years. In addition to the Communities, the Company owns four land sites on which it is building or plans to commence building in the future four communities, which will contain an aggregate of approximately 1,525 apartment homes (the "Current Development Communities"). If all of the Current Development Communities are developed as currently anticipated, the Company will increase its apartment homes portfolio by approximately 14.5%.

     The Company believes that apartment communities in the San Francisco Bay Area and, in particular, the Primary Markets will continue to be attractive long-term investments. The high cost of home ownership and current economic conditions in the San Francisco Bay Area, including limited new apartment construction, continued population and household growth, and high income levels, make the upscale apartment community market particularly attractive. With its experience and in-house capabilities, the Company believes it is well-positioned to continue to take advantage of the strong demand for upscale apartment homes and the development and acquisition opportunities presented by the current economic conditions in Northern California. Additionally, the Company believes the Southern California market is attractive for long-term investment. The Company will continue to explore opportunistic acquisitions in Southern California, where it has acquired eight Communities since July 1996.

     The Company elected to be taxed as a real estate investment trust (a "REIT") for federal income tax purposes for the year ending December 31, 1994 and has not revoked such election. The Company was incorporated under the laws of the State of California in 1978 and was reincorporated in the State of Maryland in July 1995. Its executive offices are located at 4340 Stevens Creek Boulevard, Suite 275, San Jose, California 95129 and its telephone number is
(408) 983-1500.
--------------------------------------------------------------------------------
CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SERIES C PREFERRED STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF THE SERIES C PREFERRED STOCK TO STABILIZE ITS MARKET PRICE AND THE PURCHASE OF THE SERIES C PREFERRED STOCK TO COVER SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

--------------------------------------------------------------------------------

                                  THE OFFERING

SECURITIES OFFERED........ 2,000,000 shares of 8.50% Series C Cumulative
                           Redeemable Preferred Stock (the "Series C Preferred Stock").

RANKING................... With respect to the payment of dividends and amounts upon liquidation, the Series C Preferred Stock will rank senior to the Company's common stock, par value $.01 per share ("Common Stock"), and the Company's Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, which, together with the Common Stock, represent the only capital stock of the Company currently outstanding. See "Description of Preferred Stock -- Series A Convertible Preferred Stock and Series B Convertible Preferred Stock" and "-- Series C Preferred Stock."

USE OF PROCEEDS........... The net proceeds from the sale of the Series C
                           Preferred Stock will be used to reduce borrowings under the Company's $200 million unsecured line of credit (the "Unsecured Credit Facility"). See "Use of Proceeds."

DIVIDENDS................. Dividends on the Series C Preferred Stock are
                           cumulative from the date of original issuance and are payable quarterly on or about the 15th day of each March, June, September and December, commencing on September 15, 1997 at the rate of 8.50% per annum of the $25.00 liquidation preference (equivalent to a fixed annual rate of $2.125 per share). The first dividend will be for less than a full quarter. Dividends on the Series C Preferred Stock will accrue whether or not the Company's credit facilities at any time prohibit the current payment of dividends, whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. See "Description of Preferred Stock -- Series C Preferred Stock -- Dividends."

LIQUIDATION PREFERENCE.... The liquidation preference for each share of Series C
                           Preferred Stock is $25.00, plus an amount equal to all accrued and unpaid dividends. See "Description of Preferred Stock -- Series C Preferred Stock -- Liquidation Preference."

REDEMPTION................ Except in certain circumstances relating to the preservation of the Company's status as a REIT (see "Restrictions on Transfers of Capital Stock" in the accompanying Prospectus), the Series C Preferred Stock is not redeemable prior to June 20, 2002. On and after June 20, 2002, the Series C Preferred Stock may be redeemed for cash at the option of the Company, in whole or in part, at $25.00 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price (other than the portion thereof consisting of accrued and unpaid dividends) shall be payable solely out of the sale proceeds of other capital stock of the Company, which may include other series of Preferred Stock, and from no other source. See "Description of Preferred Stock -- Series C Preferred Stock -- Redemption."

VOTING RIGHTS............. Holders of Series C Preferred Stock will generally have no voting rights except as required by law. However, whenever dividends on any shares of Series C Preferred Stock shall be in arrears for six or more quarterly periods, the holders of the Series C Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of a total of two directors of the Company until all dividends accumulated on such shares of Series C Preferred Stock have been fully
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                           paid or declared and a sum sufficient for the payment thereof set aside for payment. See "Description of Preferred Stock -- Series C Preferred Stock -- Voting Rights."

CONVERSION................ The Series C Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company, except that the shares of Series C Preferred Stock may be exchanged by the Company for shares of Excess Stock in order to ensure that the Company remains a qualified REIT for federal income tax purposes. See "Restrictions on Transfers of Capital Stock" in the accompanying Prospectus.

RESTRICTIONS ON
OWNERSHIP................. Ownership by a single holder of more than 9.0% of any class or series of the capital stock of the Company, including the Series C Preferred Stock, is restricted in order to ensure that the Company remains a qualified REIT for federal income tax purposes. See "Restrictions on Transfers of Capital Stock" in the accompanying Prospectus.

TRADING................... Application has been made to list the Series C
                           Preferred Stock on the NYSE and the PCX. If approved, trading of the Series C Preferred Stock on the NYSE and the PCX is expected to commence within a 30-day period after the initial delivery of the shares of Series C Preferred Stock.

                                  RISK FACTORS

     An investment in the Series C Preferred Stock involves various risks, and prospective investors should carefully consider the matters discussed under "Risk Factors" commencing on page S-5 of this Prospectus Supplement before making any investment in the Company.

--------------------------------------------------------------------------------

                                  RISK FACTORS

     An investment in the Company involves various risks. Prospective stockholders should consider the following risk factors:

DEVELOPMENT AND ACQUISITION RISKS

     The Company intends to continue to pursue the development and construction of apartment home communities in accordance with the Company's development and underwriting policies. Risks associated with the Company's development and construction activities may include: the abandonment of development and acquisition opportunities explored by the Company; construction costs of a community may exceed original estimates due to increased materials, labor or other expenses, which could make completion of the community uneconomical; occupancy rates and rents at a newly completed community are dependent on a number of factors, including market and general economic conditions, and may not be sufficient to make the community profitable; financing may not be available on favorable terms for the development of a community; and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations. The occurrence of any of the events described above could adversely affect the Company's ability to achieve its projected yields on communities under development or reconstruction and could prevent the Company from making expected distributions. See "-- Real Estate Investment Risks."

     Acquisitions entail risks that investments will fail to perform in accordance with expectations and that judgments with respect to the costs of improvements to bring an acquired community up to standards established for the market position intended for that community will prove inaccurate, as well as general investment risks associated with any new real estate investment. Although the Company undertakes an evaluation of the physical condition of each new community before it is acquired, certain defects or necessary repairs may not be detected until after the community is acquired, which could significantly increase the Company's total acquisition costs.

REAL ESTATE INVESTMENT RISKS

     General Risks. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the Communities do not generate revenues sufficient to meet operating expenses, including debt service and capital expenditures, the Company's cash flow and ability to pay distributions to its stockholders will be adversely affected.

     An apartment community's revenues and value may be adversely affected by a number of factors, including the national economic climate; the local economic climate (which may be adversely impacted by plant closings, industry slowdowns, military base closings and other factors); local real estate conditions (such as an oversupply of or a reduced demand for apartment homes); the perceptions by prospective residents of the safety, convenience and attractiveness of the community; the ability of the owner to provide adequate management, maintenance and insurance; and increased operating costs (including real estate taxes and utilities). Certain significant expenditures associated with each equity investment (such as mortgage payments, if any, real estate taxes, insurance and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. If a community is mortgaged to secure payment of indebtedness, and if the Company is unable to meet its mortgage payments, a loss could be sustained as a result of foreclosure on the community or the exercise of other remedies by the mortgagee. In addition, real estate values and income from communities are also affected by such factors as the cost of compliance with government regulation, including zoning and tax laws, interest rate levels and the availability of financing.

     Operating Risks. Each of the Communities is subject to all operating risks common to apartment communities in general, any and all of which might adversely affect apartment home occupancy or rental rates. Increases in unemployment and a decline in household formation in Northern or Southern California generally might adversely affect occupancy or rental rates. Increases in operating costs due to inflation and other factors may not be offset by increased rents. Residents may be unable or unwilling to pay rent increases. Rent control or rent stabilization laws or other laws regulating housing are applicable in certain of the cities in the Primary Markets where the Company owns Communities and may be enacted in the future in the jurisdictions in which one or more communities are located or may be acquired; if enacted, compliance with these laws may prevent the Company from raising rents to offset increases in operating costs. Similarly, the local rental market may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates. If any of the above occurs, the Company's ability to achieve its projected yields on the Communities and to make expected distributions to stockholders could be adversely affected.

     Market Illiquidity. Equity real estate investments are relatively illiquid. Such illiquidity will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. In addition, the Internal Revenue Code of 1986, as amended (the "Code"), limits the Company's ability to sell properties held for fewer than four years, which may affect the Company's ability to sell properties without adversely affecting returns to holders of Common Stock.

     Competition. There are numerous housing alternatives that compete with the Communities in attracting residents. The Communities compete directly with other rental apartments and single-family homes that are available for rent in the markets in which the Communities are located. The Communities also compete for residents with the new and existing home markets. The number of competitive residential properties in a particular area could have a material effect on the Company's ability to lease apartment homes and on the rents charged. In addition, competitors for acquisitions and development projects may have greater resources than the Company thereby putting the Company at a competitive disadvantage.

     Affordable Housing Laws or Restrictions. A number of the Communities are, and will be in the future, subject to federal, state and local statutes or other restrictions requiring that a percentage of apartment homes be made available to residents satisfying certain income requirements. The Company must comply with these restrictions as a condition to obtaining tax-exempt financing for these Communities. These laws and restrictions, as well as any changes thereto making it more difficult to meet such requirements, or a reduction in or elimination of certain financing advantages available in some instances to persons satisfying such requirements, could adversely affect the Company's profitability and its development and acquisition projects in the future.

DEPENDENCE ON NORTHERN CALIFORNIA AND PRIMARY MARKETS

     Although the Company may expand further outside of Northern California, and intends to make additional selective acquisitions in Southern California from time to time, currently a substantial majority of the Communities are located in Northern California (primarily in the San Francisco Bay Area), where the Company has most of its acquisition, development, construction and marketing expertise. The Company's performance, therefore, is dependent upon economic conditions in these markets. A decline in the economy in these markets may adversely affect the ability of the Company to make expected distributions to stockholders. Similarly, a decline in demand for discretionary consumer goods and leisure travel, as well as heightened competition in high technology industries, could have an adverse impact upon Northern California. Reductions in the level of government spending in the defense industry may also have an impact upon employment and demand for residential real estate in the Company's markets.

NEW SOUTHERN CALIFORNIA MARKETS

     In 1996, the Company expanded beyond Northern California and has since acquired eight Communities located in Southern California (including Orange, Los Angeles and San Diego Counties). The Company also intends to make other selective acquisitions in Southern California from time to time. The Company's historical experience is in Northern California, primarily in the San Francisco Bay Area, and it is possible that the Company's expertise in those markets may not assist it in Southern California. In such event, the Company may be exposed to, among others, risks associated with (i) a lack of market knowledge and understanding of the local economy, (ii) an inability to access land and property acquisition opportunities,

(iii) an inability to obtain construction tradespeople, (iv) sudden adverse shifts in supply and demand factors and (v) an unfamiliarity with local governmental procedures.

NATURAL DISASTERS

     Many of the Communities are located in the general vicinity of active earthquake faults. In July 1996, the Company obtained a seismic risk analysis from an engineering firm which estimated the probable maximum loss ("PML") for each of the 27 Communities owned at that time individually and for all of such Communities combined. To establish a PML, the engineers first define a severe earthquake event for the applicable geographic area, which is an earthquake that has only a 10% likelihood of occurring over a 50-year period. The PML is determined as the structural and architectural damage and business interruption loss that has a 10% probability of being exceeded in the event of such an earthquake. Because the Communities are concentrated in the San Francisco Bay Area, the engineers' analysis defined an earthquake on the San Andreas Fault with a Richter Scale magnitude of 8.0 as a severe earthquake with a 10% probability of occurring within a 50-year period, and established an aggregate PML at that time of $45.9 million for the 27 Communities owned at that time, which is a PML level that is expected to be exceeded only 10% of the time in the event of such a severe earthquake. This aggregate PML could be higher as a result of variations in soil classifications and structural vulnerabilities. One Community's individual PML was 30%, while four Communities had PMLs of 25%, and the remaining 22 Communities owned at such time each had PMLs of 20% or less. The Company has obtained individual PML assessments for the fourteen Communities acquired or developed since July 1996. One of those Communities has an individual PML of 30%, three of those Communities have individual PMLs of 25% and the remaining Communities have individual PMLs of 20% or less. While the Company has not yet obtained an engineers' analysis establishing an aggregate PML for all of the Communities combined, the Company is currently in the process of obtaining such an aggregate PML in order to assist it in evaluating appropriate levels of insurance coverage. Based on preliminary discussions with the same engineering firm which estimated the PML for each of the Communities, the Company believes that the current aggregate PML for the 41 Communities it currently owns and one of the Current Development Communities is approximately $65 million. No assurance can be given that an earthquake would not cause damage or losses greater than the PML assessments indicate, that future PML levels will not be higher than the current PML levels for the Communities, or that future acquisitions or developments will not have PML assessments indicating the possibility of greater damage or losses than currently indicated.

     In July 1996, the Company obtained earthquake insurance, both for physical damage and lost revenues, with respect to the 27 Communities then owned. In addition, the Communities acquired subsequent to July 1996 are included under the Company's earthquake insurance policy. For any single occurrence, the Company self-insures the first $20 million of loss, and has in place $25 million of coverage above this amount, with a 20% deductible. When the aggregate PML analysis for all of the Communities combined is finalized, the Company intends to reevaluate its current level of earthquake insurance coverage. In addition, the Company's general liability and property casualty insurance provides coverage for personal liability and fire damage. In the event that an uninsured disaster or a loss in excess of insured limits were to occur, the Company could lose its capital invested in the affected Community, as well as anticipated future revenues from such Community, and would continue to be obligated to repay any mortgage indebtedness or other obligations related to the Community. Any such loss could materially and adversely affect the business of the Company and its financial condition and results of operations.

REAL ESTATE FINANCING RISKS

     Risks Relating to the Credit Enhancement. As of March 31, 1997, the Company was obligated for certain mortgage indebtedness funded by tax-exempt bonds (the "Bonds") in the aggregate principal amount of approximately $224.5 million on 12 Communities (Waterford Apartments, Villa Mariposa, Fairway Glen Apartments, Foxchase Apartments, Barrington Hills, Crossbrook, Rivershore, Canyon Creek, Sea Ridge, City Heights, Countrybrook and Larkspur Canyon). Principal and interest payments due to holders of the Bonds are secured by a first deed of trust on the Community associated with the applicable Bond issue.

     Scheduled principal and interest payments due on the Bonds financing Foxchase, Fairway Glen, Waterford and Villa Mariposa (the "1994 Bonds") are guaranteed by an insurance policy (the "FGIC Credit Enhancement") issued by Financial Guaranty Insurance Company ("FGIC"). The FGIC Credit Enhancement will terminate on March 17, 2004 and, if the FGIC Credit Enhancement is not renewed or replaced, the 1994 Bond documents may require balloon payments in 2004 aggregating approximately $87.4 million, less any unscheduled principal amortization. Scheduled interest and principal payments due on the Bonds financing Barrington Hills, Crossbrook, Rivershore, Canyon Creek and Sea Ridge (the "1995 Bonds") are supported by a 30-year credit enhancement (the "FNMA Credit Enhancement" and, together with the FGIC Credit Enhancement, the "Credit Enhancements") provided by the Federal National Mortgage Association ("FNMA").

     Each of the Credit Enhancements contains certain provisions under which a default of certain payment obligations or covenants by the Company would entitle FGIC or FNMA, as the case may be, to declare a default under its respective Credit Enhancement documents and exercise its remedies (including foreclosure) under mortgages that encumber nine of the 12 Bond-financed Communities and eight additional Communities, with a consequent loss of income and asset value to the Company. In addition, gross rents collected from the residents of these 17 Communities have been and will continue to be deposited in cash collateral accounts established with financial institutions acceptable to FGIC or FNMA, as applicable. The Company does not have access to these funds until all required monthly debt service payments due on the Bonds and certain other payments are made. A default under either of the Credit Enhancements or the Bond documents may adversely affect the ability of the Company to make expected distributions to shareholders, including distributions required to maintain its REIT status. See "Certain Federal Income Tax Considerations."

     Bond Compliance Requirements. The 12 Bond-financed Communities are subject to deed restrictions or restrictive covenants relating to tax-exempt bond financing. In addition, the Code and the regulations promulgated thereunder impose various restrictions, conditions and requirements relating to the exclusion from gross income for federal income tax purposes of interest on qualified Bond obligations, including requirements that at least 20% of apartment homes be made available to residents with gross incomes that do not exceed 80% of the median income (50% in the case of the Canyon Creek, City Heights and Sea Ridge Communities) in the area, measured annually. Some of the Communities financed with Bonds are also subject to a requirement that the rental rates for the 20% of the apartment homes that are subject to the foregoing requirement may not exceed 30% of one-half of the applicable median income. In addition to federal requirements, certain state and local authorities may impose rental restrictions. The Bond compliance requirements and the requirements of any future tax-exempt bond financing utilized by the Company may have the effect of limiting the Company's income from the Bond-financed Communities if the Company is required to lower its rental rates materially to attract residents who satisfy the median income test. If the required number of apartment homes are not reserved for residents satisfying these income requirements, the tax-exempt status of the Bonds may be terminated, the obligations of the Company under the Bond documents may be accelerated and other contractual remedies against the Company may be available.

     Risk of Rising Interest Rates. The Company had variable rate indebtedness aggregating approximately $244.7 million outstanding as of March 31, 1997, consisting of $204.5 million of tax-exempt financing and $40.2 million of borrowings under the Company's Unsecured Credit Facility. Of the Company's $204.5 million of variable rate tax-exempt financing, approximately $176 million has been fixed through interest rate swap agreements, of which an aggregate of $87.4 million has been fixed at an all-inclusive interest rate of 5.88% per annum until March 2004 and an aggregate of $88.7 million has been fixed at an all-inclusive interest rate of 6.48% per annum until June 2010. Additional indebtedness that the Company may incur under the Unsecured Credit Facility will also bear interest at a variable rate. To the extent the Company uses variable rate debt for future financings, and with respect to the portion of the Company's outstanding indebtedness that will bear interest at a variable rate, increases in these interest rates could adversely affect the Company's ability to make distributions to stockholders. Consideration will be given to acquiring interest rate hedging or protection agreements, if appropriate and cost effective, with respect to future variable rate indebtedness to seek to reduce exposure to interest rate increases on such debt.

POTENTIAL ENVIRONMENTAL LIABILITIES

     Under various federal, state and local environmental laws, a current or previous owner or operator of real estate may be required (typically regardless of knowledge or responsibility) to investigate and remediate the effects of hazardous or toxic substances or petroleum product releases at such property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and remediation costs incurred by such parties in connection with the contamination, which costs may be substantial. The presence of such substances (or the failure to properly remediate the contamination) may adversely affect the owner's ability to borrow against, sell or rent such property.

     Certain federal, state and local laws and regulations govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs") when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for release of ACMs and may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with its ownership and operation of the Communities, the Company potentially may be liable for such costs. The Company is not aware that any ACMs were used in connection with (i) the construction of the Communities developed by the Company, all of which were constructed after 1983, or (ii) the construction of any of the Communities acquired by the Company other than Regatta Bay, Sea Ridge, Village Square, Sunset Towers, Mill Creek, Crowne Ridge (formerly Channing Heights), Lafayette Place (formerly Martinique Gardens), SummerWalk (formerly Rancho Penasquitos), The Village, Banbury Cross, Cardiff Gardens and Genesee Gardens. The Company does not anticipate that it will incur any material liabilities in connection with the presence of ACMs at the Communities. The Company currently has in place or intends to implement an operations and maintenance program for ACMs at the Regatta Bay, Sea Ridge, Village Square, Sunset Towers, Mill Creek, Crowne Ridge, Lafayette Place, SummerWalk, The Village, Banbury Cross, Cardiff Gardens and Genesee Gardens Communities.

     All of the Communities, and all of the Current Development Communities, have been subjected to a Phase I or similar environmental assessment (which involves general inspections without soil sampling or groundwater analysis and generally without radon testing). These assessments have not revealed any environmental liability that the Company believes would have a material adverse effect on the Company's business, assets or results of operations. However, one Community and one Current Development Community are subject to soil and groundwater remediation of contamination from adjacent landowners. In the case of one of the Current Development Communities, Toscana, National Semiconductor Corporation is causing remediation to occur and has provided an indemnity which the Company may rely upon for certain environmental liabilities. Additionally, another Current Development Community, Paseo Alameda, may require underground storage tank removal and other environmental cleanup. Nevertheless, it is possible that the assessments do not reveal all environmental liabilities or there are material environmental liabilities of which the Company is unaware. No assurances can be given that (i) future laws, ordinances or regulations will not impose material environmental liability, or (ii) the current environmental condition of the Communities or the Current Development Communities will not be affected by the condition of land or operations in the vicinity of such Communities (such as the presence of underground storage tanks), or by third parties unrelated to the Company.

                                  THE COMPANY

     The Company is a fully-integrated apartment company with in-house acquisition, development, construction, reconstruction, financing, marketing, leasing and management expertise and is one of the most experienced developers and operators of upscale apartment communities in Northern California and, in particular, in the San Francisco Bay Area. The Company has been in business since 1978 and its senior executives have overseen the development, acquisition or management of over 30,000 apartment homes. In addition, the Company has a well-trained staff of over 365 real estate professionals and associates. With its experience and in-house capabilities, the Company believes it is well-positioned to continue to take advantage of the strong demand for upscale apartment homes and the development and acquisition opportunities presented by the current economic conditions in Northern and Southern California.

     The Company is a self-administered and self-managed REIT that owns, or holds substantially all of the ownership interests in, and manages 41 Communities containing 10,544 apartment homes. The largest Community has 544 apartment homes and the smallest has 135 apartment homes. As of March 31, 1997, the 36 Communities owned at that time, excluding four Communities undergoing substantial reconstruction, had an average monthly rental rate per apartment home of approximately $1,014 and an average physical occupancy rate of 97.7%. The average age of the Communities is 14 years. Since the Company's initial public offering in March 1994 (the "Initial Offering"), the Company has completed the development of three Communities: Carriage Square, a 324 apartment home community located in San Jose, California; Canyon Creek, a 348 apartment home community located in Campbell, California; and Rosewalk, a 300 apartment home community located in San Jose, California. The Company also owns four land sites on which it is building or plans to commence building in the future four apartment communities, which will contain an aggregate of approximately 1,525 apartment homes. The Company has received substantially all of the discretionary permits required to develop communities on these sites and is in the process of obtaining all other required permits. There can be no assurance that the Company will be able to construct apartment home communities on these sites. See "Risk Factors -- Development and Acquisition Risks."

     A substantial majority of the Communities, 33 out of 41, are located in Northern California (principally in the San Francisco Bay Area), where the Company believes that apartment communities provide attractive long-term investments. The high cost of home ownership and current economic conditions in the San Francisco Bay Area, including limited new apartment construction, continued population and household growth, and high income levels, make the upscale apartment home community market particularly attractive.

     Since the Initial Offering, the Company has pursued an aggressive growth strategy, developing and building new apartment communities as well as acquiring and rebuilding well-located but poorly maintained and managed communities. During this period, the Company completed the acquisition of 6,108 apartment homes in 25 Communities, representing a total investment of approximately $428.8 million. As of March 31, 1997, the Company has spent approximately $20.4 million, and currently has budgeted to spend an additional $45.9 million (including amounts budgeted for Communities acquired since March 31, 1997), in repositioning the Communities.

     The Company believes that the combination of increasing rental rates and declining vacancy rates in the Primary Markets provides an opportunity for future revenue growth. However, there are practical limitations on the Company's ability to increase rental rates for existing residents and the Company currently has a policy of limiting rent increases for most lease renewals by existing residents to 10% per year. Consequently, the actual market rental rates for apartments in the Primary Markets have been rising more rapidly than the Company's rental rates. As a result, as of March 31, 1997, the difference between the revenues generated by the Company's existing leases and revenues that would be generated at current market rental rates (the "loss to lease") was approximately 8%, or $741,546 per month. The Company believes that the Primary Markets will continue to be attractive markets in which to develop and build, or acquire and rebuild, apartment communities because of (i) an increasing demand for rental households, (ii) the limited supply of new apartment homes, and (iii) the high cost of alternatives to apartment homes.

                               COMPANY PHILOSOPHY

     The Company's primary business is to own and operate upscale apartment communities with extensive landscaping and amenities, well-maintained common facilities and convenient access to shopping areas, transportation or other services. The Company has consistently followed this philosophy since it was founded in 1978. In operating the Company, management emphasizes the following philosophies:

     - Quality and Reputation. The Company believes that by setting high standards with respect to the design, development, construction and operation of its Communities, it has established an excellent reputation and tradition of service in the Primary Markets. This dedication to service and quality is designed to minimize resident turnover, reduce operating expenses, and enhance the occupancy levels of its Communities.

     - Long-Term Competitive Advantage. The Company, operating primarily in the fully-developed metropolitan areas of Northern California, has consistently aimed to build or acquire and own apartment community sites which, as a result of their location and design, give the Company a long-term competitive advantage. The Company seeks sites in urban settings where no other comparable apartment can be built in the foreseeable future. The Company also purchases sites with non-residential buildings on them, then removes the old structures and builds new apartment homes in otherwise fully developed neighborhoods. The Company also buys existing apartments in fully developed neighborhoods and substantially rebuilds them to a quality higher than any existing apartment in the area, which frequently results in the Company owning the highest quality apartment community or the best rental value apartment community in a neighborhood.

     - Successful In-fill Development Strategy. The Company also favors in-fill development sites that make its apartment locations very attractive to the largest possible segment of the rental market. The Company selectively seeks opportunities to acquire development sites or existing apartment communities that have high drive-by traffic volume, very good transportation access, convenient shopping and schools, close proximity to major employment centers, lower than normal land or improvement costs, significant public financial assistance, favorable tax-exempt financing and other significant advantages which make the Company's apartment locations very attractive. Management believes that the in-fill characteristics and superior locations of its communities and the strict growth controls in the Primary Markets are likely to limit new competition and enhance the current and long-term value of the Company's overall portfolio.

     - Service Ethic. The Company believes that the best way to attract and retain residents is to provide comprehensive personal service. The Company has well-trained property managers, leasing agents and maintenance managers each of whose objective is to be courteous and responsive to resident needs 24 hours a day and to ensure that the Communities are always maintained in their best condition. These employees frequently attend educational programs to improve their management and marketing skills. The Company also offers or makes available many services to residents that make living in the Communities more convenient, including package and laundry pick up and delivery services, aerobics classes, community social activities and, for certain communities, business centers with computers, printers, fax and copy machines.

     - Hands-on Construction. The Company carefully designs each development project and serves as its own general contractor for new construction and renovation work. It designs each community with full participation of key Company development, construction, marketing, financial, and property management personnel, as well as with building and landscape architects, civil, soil, structural, mechanical, electrical, sound and environmental engineers and a wide variety of major subcontractors that will be involved in the construction and maintenance of the communities. In its construction design and specifications, the Company includes as many long-term, durable materials and equipment as are financially feasible to minimize future maintenance costs. The Company takes significant steps to control costs and schedules, such as widely bidding all phases of the construction project and negotiating detailed contracts with subcontractors so that the construction process is less likely to have change orders or unanticipated costs. The Company maintains detailed budgets, budget to actual cost analyses and construction schedules to control all phases of the construction operation at its communities.

     - Conservative Capital Structure. The Company intends to maintain a conservative capital structure that will allow it continued cost effective access to the capital markets. The Company intends to maintain a conservative balance sheet and currently has a policy of incurring debt in the future only if upon such incurrence its debt-to-total-market-capitalization ratio (i.e., total consolidated debt of the Company as a percentage of the market value of outstanding shares of capital stock of the Company plus total consolidated debt) is 50% or less. The Company's debt-to-total-market-capitalization ratio as of March 31, 1997 was 24.1%. Since the Initial Offering, the Company has maintained a conservative capital structure, and intends to continue to maintain a disciplined financing policy to ensure maximum financial flexibility. This conservative policy has enabled the Company to repeatedly access the equity capital markets at opportune times to finance its activities.

                                THE COMMUNITIES

     The Company owns, or holds substantially all of the ownership interests in, and manages 41 apartment Communities containing 10,544 apartment homes, most of which are located in Northern California, primarily in the San Francisco Bay Area. Since the Initial Offering, the Company has designed, developed and constructed three of the Communities, representing an aggregate of 972 apartment homes, each of which has operated at an average occupancy rate of greater than 95% since stabilized occupancy, and has acquired, or acquired and redeveloped or initiated redevelopment programs at, 25 of the Communities. Stabilized occupancy is defined as the first month in which the Community achieves 95% occupancy, which typically occurs between six and nine months after completion of construction, depending on the size of the Community. All of the Communities are managed by the Company.

     The Communities generally are in locations that provide them with a competitive advantage. The Company frequently selects in-fill, urban locations where no other comparable, competitive apartment community can be built. Similarly, the Company's high quality standards for the development and construction of new communities as well as the reconstruction of acquired communities often results in the communities being the most attractive and having the best rental value within their immediate market. Generally, the Communities also have the advantage of being located in high visibility areas in close proximity to major transportation arteries, mass transit lines, commercial districts, shopping or other services. Apartment communities located in high visibility areas not only provide many conveniences to residents, but also encourage greater walk-in traffic and, consequently, improve leasing opportunities and allow the Company to operate with reduced marketing costs.

     With the exception of those mid-rise Communities located in the most urban areas of San Francisco, the Communities typically are contemporary two- and three-story buildings in extensively landscaped settings with lush gardens, fountains or waterscapes. The objectives of the site layout and building design are to provide residents with convenient indoor or covered parking, ample private storage areas and a comfortable living environment. Most of the Communities feature solar-heated swimming pools, hydro-jet spas, high-tech fitness facilities, and expansive community areas. The apartment homes typically offer spacious, open living areas with an abundance of natural light, and many of the following amenities: ceiling fans, vaulted ceilings, patios or balconies, fireplaces, designer coordinated carpeting and window treatment, separate in-home laundry rooms with washing machines and dryers, and fully-equipped kitchens often with built-in buffets, microwaves, disposals and dishwashers. In many cases, the Company makes certain other services available to residents such as business centers, aerobics classes, dry cleaning pick-up and delivery, and mail drops and package acceptance.

     In addition to the physical advantages of the Communities, the Company attributes its success to a highly-trained professional on-site management and maintenance staff that provides courteous and responsive service to the residents of each Community. Management believes that excellent design and intensive, service-oriented property management that is focused on the specific needs of residents create a very desirable living environment for residents. This combination of features allows the Company to achieve higher rental rates and occupancy levels while minimizing resident turnover and operating expenses and maximizing current and long-term cash flow and the value of the Communities.

     The Company designs its Communities to control costs both during construction and operation and to provide maximum long-term investment value and resident appeal. In connection with the preparation of the design and plans for each Community and the apartment homes therein, the Company's employees have regular meetings with all of the major trade contractors associated with the project to ensure that the Communities are well-planned and construction is well-coordinated, thereby minimizing the possibility for construction cost overruns. The Company takes additional steps to control construction costs, such as widely bidding all phases of the construction project and negotiating detailed contracts with subcontractors so that the construction process has little or no change orders or unanticipated costs.

     The Company includes many long-term durable features in the design of Communities that it constructs to maximize the useful life of the Communities. For example, on newly constructed Communities, the Company typically uses concrete tile roofs or heavy duty fire resistant composition shingles, cast iron drains, waste and vent pipes, copper water pipes, extra deep base rock and asphalt lifts. In addition, extensive measures are employed to minimize noise between apartment homes. The Company uses condominium standards for this purpose, including the use of double walls and double insulation between apartment homes, lightweight concrete on floors and insulation between ceilings and floors. Whenever possible, the Company locates closets, bathrooms, and laundries in locations that minimize sound transmission.

                              RECENT DEVELOPMENTS

     In January 1997, the Company sold in an underwritten public offering 1,400,000 shares of Common Stock at a price of $37.125 per share. The net proceeds from the sale, approximately $49.3 million, were used to repay borrowings under the Company's Unsecured Credit Facility, which were used to fund the acquisition and development of additional apartment communities, including amounts borrowed in connection with the acquisition of the SummerWalk Community.

     In April 1997, the Company sold 1,662,000 shares of Common Stock in a direct placement to two institutional investors at a price of $36.125 per share. The net proceeds from the sale, approximately $58.7 million, were used to repay borrowings under the Company's Unsecured Credit Facility. Such borrowings were used to fund the acquisition and development of additional apartment communities, including amounts borrowed in connection with the acquisition of The Village, Banbury Cross and Cardiff Gardens. The net proceeds per share from the April offering were approximately $35.34 compared with approximately $35.19 in net proceeds per share received in the January offering.

     Since January 1, 1997, the Company has acquired seven apartment communities, containing 1,742 apartment homes, for an aggregate purchase price of approximately $122 million, and currently has budgeted to spend an additional $24 million in repositioning these Communities. In addition, since January 1, 1997 the Company has acquired two land sites, for an aggregate purchase price of approximately $14.2 million, on which it intends to build two communities which will contain approximately 505 apartment homes.

                                USE OF PROCEEDS

     The net proceeds to the Company from this offering, after all anticipated issuance costs, are estimated to be approximately $48.3 million (approximately $55.6 million if the Underwriters' over-allotment option is exercised in full). The Company will use the net proceeds from this offering to reduce borrowings under the Unsecured Credit Facility, which were used to fund the acquisition and development of additional apartment communities, including amounts borrowed to fund the acquisition of the Villa Serena, Amador Oaks and Genesee Gardens Communities and one land site. The Unsecured Credit Facility bears interest at the 30-day London Interbank Offered Rate (based on a maturity selected by the Company) plus 1.55% per annum (7.24% per annum as of June 16, 1997) and matures in May 1999.

                                 CAPITALIZATION

     The following table sets forth the historical capitalization for the Company as of March 31, 1997 and the pro forma capitalization for the Company as of such date to reflect the issuance of Common Stock in April 1997, and as adjusted to give effect to this offering, including the use of the net proceeds derived therefrom as described in "Use of Proceeds."

                                                                           MARCH 31, 1997
                                                            --------------------------------------------
                                                            HISTORICAL       PRO FORMA      AS ADJUSTED
                                                            -----------   ---------------   ------------
                                                                          (IN THOUSANDS)
Notes payable.............................................    $224,531        $224,531        $224,531
Unsecured Credit Facility(1)..............................      40,200              --              --
Minority interest.........................................       6,098           6,098           6,098
Shareholders' equity:
  Preferred Stock, $.01 par value, 25,000,000 authorized,
     outstanding: 2,713,822 at March 31, 1997 and pro
     forma, and 4,713,822 as adjusted.....................          27              27              47
  Common Stock, $.01 par value, 40,000,000 authorized,
     outstanding: 20,472,785 at March 31, 1997, 22,134,785
     pro forma and as adjusted(2).........................         205             222             222
  Dividends in excess of accumulated earnings.............     (25,433)        (25,433)        (25,433)
  Paid in capital.........................................     485,904         544,587         592,867
                                                              --------        --------        --------
     Total shareholders' equity...........................     460,703         519,403         567,703
                                                              --------        --------        --------
     Total capitalization.................................    $731,532        $750,032        $798,332
                                                              ========        ========        ========

---------------

(1) As of June 16, 1997 there was $96.4 million outstanding under the Unsecured Credit Facility.

(2) Excludes 1,441,425 shares of Common Stock reserved for issuance under the 1994 Stock Incentive Plan, as amended and restated.

                  RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the Company's consolidated ratios of earnings to combined fixed charges and preferred stock dividends for the periods shown:

             JANUARY 1 -    YEAR ENDED     YEAR ENDED     MARCH 17 -     JANUARY 1 -    YEAR ENDED    YEAR ENDED
              MARCH 31,    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     MARCH 16,    DECEMBER 31,  DECEMBER 31,
                 1997          1996           1995           1994          1994(1)       1993(1)       1992(1)
             ------------  -------------  -------------  -------------  -------------  ------------  ------------
Ratio.......     2.00x         1.61x          1.26x          1.76x          .71x           .96x          .71x

---------------

(1) Ratios for the period January 1 - March 16, 1994 and the years ended 1993 and 1992 reflect periods prior to the recapitalization and initial public offering of the Company on March 17, 1994. The earnings for these periods were inadequate to cover fixed charges as follows:

          Period January 1 - March 16, 1994............................  $  716,000
          Year ended December 31, 1993.................................     447,000
          Year ended December 31, 1992.................................   3,916,000

     The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations plus fixed charges. Fixed charges consist of interest expense, capitalized interest and the amortization of debt issuance costs. The Company issued 2,308,800 shares of Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Convertible Preferred Stock"), in October 1995 and 405,022 shares of Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Convertible Preferred Stock"), in May 1996.

                         DESCRIPTION OF PREFERRED STOCK

     This description of the particular terms of the Preferred Stock supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Preferred Stock set forth in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

     The Company is authorized to issue up to 25,000,000 shares of Preferred Stock in one or more series, with such terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, in each case, if any, as are permitted by Maryland law and as the Board of Directors of the Company may determine by adoption of an amendment of the Company's Articles of Incorporation, as amended (the "Articles"), without any further vote or action by the Company's stockholders. See "Description of Preferred Stock" in the accompanying Prospectus. The Series C Preferred Stock is a series of the Company's Preferred Stock.

     Prior to the completion of the offering, the Board of Directors of the Company will adopt an amendment (the "Designating Amendment") of the Articles determining the terms of a series of Preferred Stock consisting of up to 2,300,000 shares, designated 8.50% Series C Cumulative Redeemable Preferred Stock. The following summary of the terms and provisions of the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the Articles and the Articles Supplementary creating the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock and the Articles Supplementary to be adopted with respect to the Series C Preferred Stock (the "Designating Amendment"), each of which is available from the Company.

     The transfer agent, registrar and dividend disbursing agent for the Series C Preferred Stock will be American Stock Transfer & Trust Company of New York, New York.

SERIES A CONVERTIBLE PREFERRED STOCK AND SERIES B CONVERTIBLE PREFERRED STOCK

     The Company currently has outstanding 2,308,800 shares of Series A Convertible Preferred Stock and 405,022 shares of Series B Convertible Preferred Stock. The Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock have substantially the same terms and conditions. Both Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are entitled to receive dividends equal to one hundred and three percent (103%) of the dividends, if any, paid on the Common Stock. The Series C Preferred Stock will rank senior to the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock with respect to the payment of dividends and payments upon liquidation. The Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock generally have no voting rights and, except in certain limited circumstances, cannot be converted into Common Stock prior to October 1998. Thereafter, the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock may be converted on a share-for-share basis into shares of Common Stock, subject to certain ownership limitations. In October 2005, all outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock will be automatically converted into shares of Common Stock. The Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock are not traded on any securities exchange and the Company does not have any obligation to list or quote those securities on any securities exchange. The holders of the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock have registration rights with respect to the shares of Common Stock issuable upon conversion of those securities.

SERIES C PREFERRED STOCK

     DIVIDENDS

     Holders of shares of the Series C Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 8.50% per annum of the $25.00 liquidation preference (equivalent to a fixed annual rate of $2.125 per share). Such dividends shall be cumulative from the date of original issue and shall be payable quarterly in arrears on or before the 15th day of each March, June, September and December or, if such day is not a business day, the next succeeding business day (each, a "Dividend Payment Date"). The first dividend, which will be paid on September 15, 1997, will be for less than a full quarter. Such dividend and any dividend payable on the Series C Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of the Company at the close of business on the applicable record date, which shall be the first day of the calendar month in which the applicable Dividend Payment Date falls or on such other date designated by the Board of Directors of the Company for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date"). The Series C Preferred Stock will rank senior to the Common Stock, the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock with respect to the payment of dividends.

     No dividends on shares of Series C Preferred Stock shall be declared by the Board of Directors of the Company or paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

     Notwithstanding the foregoing, dividends on the Series C Preferred Stock will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series C Preferred Stock will accumulate as of the Dividend Payment Date on which they first become payable. Except as set forth in the next sentence, no dividends will be declared or paid or set apart for payment on any capital stock of the Company or any other series of Preferred Stock ranking, as to dividends, on a parity with or junior to the Series C Preferred Stock (other than a dividend in shares of the Company's Common Stock or in any other class of capital stock ranking junior to the Series C Preferred Stock as to dividends and upon liquidation) for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Series C Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (and a sum sufficient for such full payment is not so set apart) upon the Series C Preferred Stock and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Series C Preferred Stock, all dividends declared upon the Series C Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with the Series C Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series C Preferred Stock and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series C Preferred Stock and such other series of Preferred Stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series C Preferred Stock which may be in arrears.

     Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series C Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in shares of Common Stock or other shares of capital stock ranking junior to the Series C Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock, or any other capital stock of the Company ranking junior to or on a parity with the Series C Preferred Stock as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other shares of capital stock of the Company ranking junior to or on a parity with the Series C Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Series C Preferred Stock as to dividends and upon liquidation). Holders of shares of the Series C Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on the Series C Preferred Stock as provided above. Any dividend payment made on shares of the Series C Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable. See "Description of Preferred Stock -- Dividends" in the accompanying Prospectus.

     LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of Series C Preferred Stock are entitled to be paid out of the assets of the Company legally available for distribution to its stockholders a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets is made to holders of Common Stock or any other class or series of capital stock of the Company that ranks junior to the Series C Preferred Stock as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series C Preferred Stock will have no right or claim to any of the remaining assets of the Company. The consolidation or merger of the Company with or into any other corporation, trust or entity or of any other corporation with or into the Company, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company. For further information regarding the rights of the holders of the Series C Preferred Stock upon the liquidation, dissolution or winding up of the Company, see "Description of Preferred Stock -- Liquidation Preference" in the accompanying Prospectus.

     REDEMPTION

     The Series C Preferred Stock is not redeemable prior to June 20, 2002. However, in order to ensure that the Company remains a qualified REIT for federal income tax purposes, Series C Preferred Stock owned by a stockholder in excess of the Ownership Limit (as defined in the accompanying Prospectus) may automatically be exchanged for shares of Excess Stock, and the Company will have the right to purchase Excess Stock from the holder. See "Restrictions on Transfers of Capital Stock" in the accompanying Prospectus. On and after June 20, 2002, the Company, at its option upon not less than 30 nor more than 60 days' written notice, may redeem shares of the Series C Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption (except as provided below), without interest. The redemption price of the Series C Preferred Stock (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of the sale proceeds of other capital stock of the Company, which may include other series of Preferred Stock, and from no other source. For purposes of the preceding sentence, "capital stock" means any equity securities (including Common Stock and Preferred Stock), shares, interest, participation or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. Holders of Series C Preferred Stock to be redeemed shall surrender such Series C Preferred Stock at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any shares of Series C Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Series C Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Series C Preferred Stock, such shares of Series C Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding shares of Series C Preferred Stock is to be redeemed, the Series C Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by the Company.

     Unless full cumulative dividends on all shares of Series C Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series C Preferred Stock shall be redeemed unless all outstanding shares of Series C Preferred Stock are simultaneously redeemed and the Company shall not purchase or otherwise acquire directly or indirectly any shares of Series C Preferred Stock (except by exchange for capital stock of the Company ranking junior to the Series C Preferred Stock as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase by the Company of shares of Excess Stock in order to ensure that the Company remains qualified as a REIT for federal income tax purposes, as described under "Restrictions on Transfers of Capital Stock" in the accompanying Prospectus, or the purchase or acquisition of shares of Series C Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series C Preferred Stock.

     Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by the Company, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series C Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Company. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series C Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series C Preferred Stock to be redeemed; (iv) the place or places where the Series C Preferred Stock is to be surrendered for payment of the redemption price; and
(v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If less than all of the Series C Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series C Preferred Stock held by such holder to be redeemed.

     The holders of Series C Preferred Stock at the close of business on a Dividend Record Date will be entitled to receive the dividend payable with respect to such Series C Preferred Stock on the corresponding Dividend Payment Date notwithstanding the redemption thereof between such Dividend Record Date and the corresponding Dividend Payment Date or the Company's default in the payment of the dividend due. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on called Series C Preferred Stock.

     The Series C Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. However, in order to ensure that the Company remains a qualified REIT for federal income tax purposes, Series C Preferred Stock owned by a stockholder in excess of the Ownership Limit may automatically be exchanged for shares of Excess Stock, and the Company will have the right to purchase Excess Stock from the holder.

     VOTING RIGHTS

     Holders of the Series C Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law.

     Whenever dividends on any shares of Series C Preferred Stock shall be in arrears for six or more quarterly periods (a "Preferred Dividend Default"), the holders of such shares of Series C Preferred Stock (voting separately as a class with all other series of Preferred Stock ranking on a parity with the Series C Preferred Stock as to dividends or upon liquidation ("Parity Preferred") upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of a total of two directors of the Company (the "Preferred Stock Directors") at a special meeting called by the holders of record of at least 20% of the Series C Preferred Stock or the holders of any other series of Parity Preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders) or at the next annual meeting of stockholders, and at each subsequent annual meeting until all dividends accrued on such shares of Series C Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. If and when all accumulated dividends and the dividend for the then current dividend period on the Series C Preferred Stock shall have been paid in full or set aside for payment in full, the holders thereof shall be divested of the foregoing voting rights (subject to revesting in the event of each and every Preferred Dividend Default) and, if all accumulated dividends and the dividend for the then current dividend period have been paid in full or set aside for payment in full on all series of Parity Preferred upon which like voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected shall terminate. Any Preferred Stock Director may be removed at any time with or without cause by, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of the Series C Preferred Stock when they have the voting rights described above (voting separately as a class with all other series of Parity Preferred upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Stock Director may be filled by written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series C Preferred Stock when they have the voting rights described above (voting separately as a class with all other series of Parity Preferred upon which like voting rights have been conferred and are exercisable). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

     So long as any shares of Series C Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series C Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Series C Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (b) amend, alter or repeal the provisions of the Articles or the Designating Amendment, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of the Series C Preferred Stock or the holders thereof; provided, however, with respect to the occurrence of any Event set forth in (b) above, so long as the Series C Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of the Series C Preferred Stock and provided further that (i) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (ii) any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Series C Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series C Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

     CONVERSION

     The Series C Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company, except that the shares of Series C Preferred Stock may be exchanged for shares of Excess Stock in order to ensure that the Company remains qualified as a REIT for federal income tax purposes. See "Restrictions on Transfers of Capital Stock" in the accompanying Prospectus.

     RESTRICTIONS ON OWNERSHIP

     For information regarding restrictions on ownership of the Series C Preferred Stock, see "Restrictions on Transfers of Capital Stock" in the accompanying Prospectus.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain federal income tax considerations is based on current law, is for general information only, and is not tax advice. This discussion does not purport to address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, tax exempt organizations, financial institutions or broker dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

     The Company intends to operate in a manner that will enable it to qualify as a REIT under the Code. Although management of the Company believes that the Company is organized and operates in such a manner, no assurance can be given that the Company qualifies or will remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within the Company's control may affect the Company's ability to qualify as a REIT. If the Company fails to qualify as a REIT, it will be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. In addition, unless entitled to relief under certain statutory provisions, the Company will be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. The additional tax would significantly reduce the cash flow available for distribution to stockholders. This Prospectus Supplement does not address the taxation of the Company or the impact on the Company of its election to be taxed as a REIT. The discussion set forth below assumes that the Company qualifies as a REIT under the Code.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

     Dividends and Other Distributions. As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic stockholders (including holders of Series C Preferred Stock) out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. For purposes of determining whether distributions on the Series C Preferred Stock are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to the Company's outstanding Series C Preferred Stock, next to the Company's outstanding Series A Convertible Preferred Stock and Series B Convertible Preferred Stock on a pari passu basis, and then allocated to the Company's Common Stock. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the holder has held its Series C Preferred Stock. However, corporate holders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a holder to the extent that they do not exceed the adjusted tax basis of the holder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a holder's shares they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) assuming the shares are a capital asset in the hands of the holder. In addition, any dividend declared by the Company in October, November or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

     Sale or Redemption of Series C Preferred Stock. On the sale of shares of Series C Preferred Stock, gain or loss will be recognized by the holder in an amount equal to the difference between (i) the amount of cash and fair market value of any property received on such sale, and (ii) the holder's adjusted basis in the Series C Preferred Stock. Such gain or loss will be capital gain or loss if the shares of Series C Stock are held as capital assets, and will be long-term gain or loss if such shares are held for more than one year. In general, any loss upon a sale or exchange of shares by a holder who has held such shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such holder as long-term capital gain.

     A redemption of Series C Preferred Stock will be treated under Section 302 of the Code as a distribution that is taxable at ordinary income tax rates as a dividend (to the extent of the Company's current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a sale of the Series C Preferred Stock. The redemption will satisfy such tests if it (i) is "substantially disproportionate" with respect to the holder (which will not be the case if only Series C Preferred Stock is redeemed, since it generally does not have voting rights), (ii) results in a "complete termination" of the holder's stock interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of Series C Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, prospective investors are advised to consult their own tax advisors to determine such tax treatment.

     If a redemption of the Series C Preferred Stock is treated as a distribution that is taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the stockholders. The stockholder's adjusted tax basis in such redeemed Series C Preferred Stock will be transferred to the holder's remaining stockholdings in the Company. If, however, the stockholder has no remaining stockholdings in the Company, such basis could be transferred to a related person or it may be lost.

BACKUP WITHHOLDING

     The Company will report to its domestic stockholders and the Internal Revenue Service (the "IRS") the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid and redemptions unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies that the holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide the Company with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability.

TAXATION OF CERTAIN TAX-EXEMPT STOCKHOLDERS

     Generally, a tax-exempt investor that is exempt from tax on its investment income, such as an individual retirement account ("IRA") or a Section 401(k) plan, that holds the Series C Preferred Stock as an investment will not be subject to tax on dividends paid by the Company. However, if such tax-exempt investor is treated as having purchased its Series C Preferred Stock with borrowed funds, some or all of its dividends from the Series C Preferred Stock will be subject to tax. In addition, under some circumstances certain pension plans (including Section 401(k) plans but not, for example, IRA's) that own more than 10% (by value) of the Company's outstanding capital stock, including Common Stock, could be subject to tax on a portion of their Series C Preferred Stock dividends even if their Series C Preferred Stock is held for investment and is not treated as acquired with borrowed funds.

OTHER TAX CONSEQUENCES

     The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they own property, transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                                  UNDERWRITING

     Subject to the terms and conditions in an underwriting agreement between the Company and the Underwriters (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase from the Company, the respective number of shares of Series C Preferred Stock set forth opposite its name. Pursuant to the terms of the Underwriting Agreement, the Underwriters are obligated to purchase all of such shares of Series C Preferred Stock if any are purchased.

                                                                           NUMBER OF
                                                                         SHARES TO BE
                                  UNDERWRITERS                             PURCHASED
          -------------------------------------------------------------  -------------
          PaineWebber Incorporated.....................................    1,000,000
          Morgan Stanley & Co. Incorporated............................    1,000,000
                                                                           ---------
               Total                                                       2,000,000
                                                                           =========

     The Underwriters have advised the Company that they propose initially to offer the shares of Series C Preferred Stock directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $.50 per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.25 per share on sales to certain other dealers after the public offering of the Series C Preferred Stock.

     The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up to 300,000 additional shares of Series C Preferred Stock to cover over-allotments, if any, at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement.

     Pursuant to the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Application has been made to list the Series C Preferred Stock on the NYSE and the PCX. If approved, trading of the Series C Preferred Stock on the NYSE and the PCX is expected to commence within the 30-day period after initial delivery of the Series C Preferred Stock. The Underwriters have advised the Company that they intend to make a market in the Series C Preferred Stock prior to the commencement of trading on the NYSE and the PCX. The Underwriters will have no obligation to make a market in the Series C Preferred Stock, however, and may cease market-making activities, if commenced, at any time.

     Until the distribution of the Series C Preferred Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for and purchase the Series C Preferred Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Series C Preferred Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Series C Preferred Stock.

     If the Underwriters create a short position in the Series C Preferred Stock in connection with this offering, i.e., if they sell more shares of Series C Preferred Stock than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing shares of Series C Preferred Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the Series C Preferred Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     In the ordinary course of business, the Underwriters and their affiliates have in the past engaged and may in the future engage in investment banking transactions with the Company.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts as securities and tax counsel to the Company and for the Underwriters by O'Melveny & Myers LLP, San Francisco, California.

============================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
              PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary..............   S-2
Risk Factors...............................   S-5
The Company................................  S-10
Company Philosophy.........................  S-11
The Communities............................  S-13
Recent Developments........................  S-14
Use of Proceeds............................  S-14
Capitalization.............................  S-15
Ratios of Earnings to Combined Fixed
  Charges and Preferred Stock Dividends....  S-15
Description of Preferred Stock.............  S-16
Certain Federal Income Tax
  Considerations...........................  S-21
Underwriting...............................  S-23
Legal Matters..............................  S-24
                   PROSPECTUS
Available Information......................     2
Incorporation of Certain Documents by
  Reference................................     2
The Company................................     3
Use of Proceeds............................     3
Ratios of Earnings to Combined Fixed
  Charges and Preferred Stock Dividends....     4
Description of Preferred Stock.............     5
Description of Common Stock................    10
Restrictions on Transfers of Capital
  Stock....................................    11
Plan of Distribution.......................    12
Legal Matters..............................    13
Experts....................................    13

============================================================

============================================================

                                2,000,000 SHARES

                                      LOGO

                      8.50% SERIES C CUMULATIVE REDEEMABLE
                                PREFERRED STOCK

                       ---------------------------------
                             PROSPECTUS SUPPLEMENT
                       ---------------------------------

                            PAINEWEBBER INCORPORATED

                           MORGAN STANLEY DEAN WITTER
                            ------------------------

                                 JUNE 17, 1997

============================================================